November 13, 2023

Via Edgar Transmission

Mr. Brian Fetterolf

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Intelligent Group Ltd (the “Company”) Amendment No. 2 to Registration Statement on Form F-1 Filed September 25, 2023 File No. 333-272136

Dear Mr. Fetterolf:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 17, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 2 to Registration Statement on Form F-1 filed September 25, 2023

The Offering, page 12

1.	We note your response to comment 1, as well as your revised disclosure that the “Selling Shareholder may sell her Ordinary Shares pursuant to the Resale Prospectus upon the expiration of her lock-up period.” Revise to discuss any lock-up agreement with your Selling Shareholder and include the length of the lock-up period in your disclosure. Also revise to clarify whether the Selling Shareholder will be carved out from the directors and officers lock-up agreement, as your disclosure on page 94 indicates that the Selling Shareholder is not subject to such agreement, but your disclosure on page 12 no longer carves out the Selling Shareholder from such agreement. To the extent that the Selling Shareholder is not subject to any lock-up with respect to the shares to be sold pursuant to the Resale Prospectus, clarify and state as such.

Response: We respectfully advise the Staff that the Selling Shareholders have been updated and the Selling Shareholders are non-affiliates of the Company and are not subject to lock-up. We have amended the disclosures accordingly on pages 12, 94, 102, and Alt-14. We have also inserted the risk factor “The future sales of Ordinary Shares by existing shareholders, including the sales pursuant to this prospectus, may adversely affect the market price of our Ordinary Shares” on page 36.

General

2.	We note your response to comment 4, as well as your revised disclosure, and we reissue the comment in-part. Please revise your disclosure to ensure consistency regarding the price and timing of shares to be sold pursuant to the Resale Prospectus. In this regard, we note your revised disclosure that "[n]o sales of the shares covered by this prospectus shall occur until after completion of our initial public offering." However, your disclosure on page 29 continues to indicate that the offering price of your ordinary shares offered in the Resale Prospectus is fixed "for the duration of the offering or until the Ordinary Shares are listed on a national securities exchange at which time the Ordinary shares offered under the Resale Prospectus may be sold at prevailing market prices or privately negotiated prices." Your disclosure on page 29 suggests that you intend to permit the selling stockholders to sell prior to the successful listing of your Class A common stock on Nasdaq. Please revise or explain how this is permissible given that listing is a condition to both your initial public and resale offerings.

Response: We respectfully advise the Staff that the risk factor “The offering price of our ordinary shares offered in the Resale Prospectus is fixed.” Has been removed.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com